UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant's name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, August 24, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

On September 9, 2016, we informed the market that the Consorcio Electrinorte, formed by Consultores Unidos S.A., DV Ingeniería S.A.S., Enterprise Management Services S.A.S. and Morelco S.A.S. ("Morelco") - a subsidiary of the Graña y Montero Group - was awarded the contract in the tender for the design, construction, financing, operation and maintenance of Regional Transmission System STR-06-2016, located in the department of Guajira, Colombia (the "Project").

In relation to the Project, we comply to inform, as a Relevant Information Communication, that on August 24, Morelco, DV Ingeniería S.A.S. and Enterprise Management Services S.A.S. (as original shareholders of Elecnorte S.A.S. E.S.P.) and, on the other hand, Fondo Ashmore Andino II - FCP, Ashmore Andean Fund II, LP and Elecnorte S.L. (jointly, the "Investors") have signed an investment contract (the "Investment Agreement") by which the investors undertake to finance the development of the Project through capital increases in Elecnorte S.A.S. E.S.P. The investors disbursements are subject to different standard conditions in these types of transactions.

Also, in the framework of the Investment Agreement and for the development of the Project, Elecnorte signed an engineering, procurement and construction contract (the "EPC Contract") with the CDEM Consortium (formed by Morelco SAS and Enterprises Management Services) and an operation and maintenance contract (the "O&M Contract") for 10 years since the operational start-up with the Consortium Lineas Guajira (formed by Morelco SAS, DV Ingeniería and Enterprise Management Services SAS). The contract amount of the EPC Contract and O&M Contract is US$ 101,377,000 and US$ 19,614,000 and the payments are subject to different standard milestones in this type of transaction.

With this, the Graña y Montero Group strengthens its backlog, which gives it stability to work on its new development strategy in the engineering and construction sector, which consists of focusing its activities on engineering, procurement and construction on the region.

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: August 24, 2018